Finantia USA Inc.

f/k/a Finantia USA Ltd.

Statement of Financial Statements Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

SEC FILE NUMBER
8-48578

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/19___ AND ENDING ___12/31/19___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Finantia USA Inc. f/k/a Finantia USA Ltd.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickel Avenue, Suite 1460
(No. and Street)

Miami   FL   33131
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Stupay   (212) 509-7800
                                                          (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown
(Name - if individual, state last, first, middle name)

1411 Broadway 9th Floor   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

Finantia USA Inc. f/k/a Finantia USA Ltd.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Members' Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
     Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation (not applicable).
[ ] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
     the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provision for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Filipe Marques, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Finantia USA Inc. f/k/a Finantia USA Ltd. at December 31, 2019, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Filipe Miguel Dias Marques
Signature

CCO
Title

Subscribed and sworn to before me 02/26/2020 by Filipe M. Dias Marques

HOMERO M. ZELEDON
Notary Public - State of Florida
Commission # GG 344062
My Comm. Expires Jun 11, 2023

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Stockholder of Finantia USA Inc. f/k/a Finantia USA Ltd.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Finantia USA Inc. (the "Company"), f/k/a Finantia USA Ltd., as of December 31, 2019, the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the financial statements, the Company has changed its method of accounting for leases on January 1, 2019 due to the adoption of ASC Topic 842.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion..

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

February 26, 2020

Finantia USA Inc. f/k/a Finantia USA Ltd.
Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 1,812,680
Fail to deliver	1,938,226
Due from affiliates	254,580
Leasehold improvements, furniture and equipment (net of accumulated amortization and depreciation of $91,226)	172,421
Operating lease right-of-use assets	197,412
Security deposits	127,694
Prepaid income taxes	97,613
Other assets	21,235
Total assets	**$ 4,621,861**

Liabilities and Stockholder's Equity

Liabilities:

Fail to receive	$ 1,938,226
Operating lease liabilities	232,122
Deferred taxes payable	15,000
Accrued expenses and other liabilities	52,027
Total liabilities	2,237,375

Stockholder's Equity:

Common stock ($.01 par value; 1,000 shares authorized, 200 issued and outstanding)	2
Additional paid-in capital	514,219
Retained earnings	1,870,265
Total stockholder's equity	2,384,486
Total liabilities and stockholder's equity	$ 4,621,861

The accompanying notes are an integral part of this financial statement.

1. **Organization and Business**

   Finantia USA Inc. f/k/a Finantia USA Ltd. (the "Company"), incorporated under the laws of the State of Delaware, is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Finantia Holdings B.V. (the "Parent"), which is an indirect wholly owned subsidiary of Banco Finantia S.A. (the "Ultimate Parent").

   The Company acts as a broker for institutional customers in the purchase and sale of foreign securities. The Company executes and clears all of these foreign trades through two separate affiliates. These trades are settled on a delivery versus payment basis.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

   Revenue Recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Transfer Pricing Revenue:
   Pursuant to a Services Agreement between the Company and two affiliates, the Company acts on behalf of those affiliates, providing execution and brokerage services for transactions with its institutional investors primarily in the purchase and sales of foreign securities, in accordance with SEC Rule 15a-6. This represents the only performance obligation which is satisfied over time as the services are provided. During 2019, the Company and the affiliates agreed to a 15% cost-plus arrangement, which is in agreement with a transfer pricing study obtained by both the Company and its affiliates.

   The amounts, due pursuant to this agreement are received periodically by the Company from the affiliates in the normal course of business. Amounts due from the affiliates at December 31, 2019 and 2018 were $254,580 and $449,138, respectively.

2.   **Summary of Significant Accounting Policies (continued)**

Cash
Cash deposits are held at one New York financial institution and therefore are subject to the credit risk at this financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Leasehold Improvements and Equipment
Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease. Equipment is recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives of three to five years.

Fair Value of Financial Instruments
Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

Income Taxes
The Company's earnings are subject to applicable U.S. federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded. Management has determined that no valuation allowance is required.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

Leases
Effective January 1, 2019, the Company adopted ASC Topic 842, Leases ("ASC 842"). The new guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous US GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee, have not significantly changed from previous US GAAP requirements. Under the effective date transition method selected by the Company, leases existing at, or entered into after January 1, 2019 were required to be recognized and measured. Prior period amounts have not been adjusted and continue to be reflected in accordance with the Company's historical Accounting Standards.

2. **Summary of Significant Accounting Policies (continued)**

Implementation of ASC 842 included an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which required subjective assessment over the determination of the associated discount rates.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The adoption of ASC 842 resulted in the recording of operating lease right-of-use asset and operating lease liabilities of $258,200 and $288,583, respectively, at January 1, 2019.

Other information related to leases as of December 31, 2019 are as follows:

Weighted average remaining operating lease term	3.19 years
Weighted average discount rate of operating leases	5.5%

3. **Customer Transactions**

In the normal course of business, the Company effects transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities is different from the contract amounts. The risk of loss to the Company is normally limited to the differences in the market value of the securities compared to their contract amounts. At December 31, 2019 the Company had fail to deliver and fail to receive each in the amount of $1,938,226.

4. **Regulatory Requirements**

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2019, the Company had net capital of approximately $1,497,000 which exceeded the required net capital by approximately $1,247,000.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from SEC Rule 15c3-3, under the Securities Exchange Act of 1934, pursuant the provisions of paragraph (k)(2)(i) of that rule.

5. **Leasehold Improvements, Furniture and Equipment**

Details of leasehold improvements, furniture and equipment are as follows:

Furniture	$ 32,629
Equipment	57,295
Leasehold Improvements	173,723
	263,647
Less: accumulated depreciation and amortization	(91,226)
	$ 172,421

6. **Commitments**

The Company leases office space under two non-cancellable lease agreements in New York and Florida which expire on September 30, 2020 and May 31, 2023, respectively. Maturities of lease liabilities under noncancelable operating leases at December 31, 2019 are as follows:

2020	$ 97,508
2021	75,766
2022	78,423
2023	33,549
Total undiscounted lease payments	$ 285,245
Less:	
Short term lease commitments	$ (24,300)
Imputed interest	(28,823)
Total lease liabilities	$ 232,122

The minimum annual rents are subject to escalation based on increases in real estate tax and certain operating costs incurred by the lessor. The Company also has security deposits of $127,694 relating to the leases. Rent expense for the year was approximately $242,000.

7. **Related Party Transactions**

In accordance with the Services Agreement, two affiliates will pay the Company a fee that is calculated at 115% of the Company's costs, as defined. At December 31, 2019, the Company is due $112,024 and $142,556 from the two affiliates under this arrangement.

During the year, the Company incurred costs to the Ultimate Parent related to research, execution, settlement, and other administrative services all of which have been paid as of December 31, 2019.

The terms of any of these transactions may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

8. **Income Taxes**

Net operating loss carryforwards do not expire, but they are subject to a limitation of 80% of taxable income.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2019, the significant components of the Company's deferred tax assets and liabilities, at their tax effect, are as follows:

Deferred tax assets	
Net operating loss carryforward	$ 4,400
Professional fees	9,500
Deferred lease liability	7,300
	$ 21,200
Deferred tax liabilities	
Depreciation	36,200
Net deferred tax liability	$ 15,000

9. **Subsequent events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.